Exhibit 99.1

Tempo, Heineken’s Israeli Beverage Arm, and Brenmiller Energy Partner to Replace Fossil Fuel Boilers with 32MWh Thermal Energy Storage System

●	Tempo, partially owned by Heineken International B.V., is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi
●	bGenTM ZERO will be installed at Tempo’s beverage plant in Netanya to generate sustainable process steam using off-peak electricity and solar PV, mitigating over 6,200 tons of carbon emissions each year
●	Brenmiller estimates Tempo’s energy cost savings to reach $7.5 million over 15 years

ROSH HA’AYIN, Israel, October 11, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a clean energy company that provides Thermal Energy Storage (“TES”) systems to global industrial and utility markets, today announced that it has signed a contract with Tempo Beverages Ltd. (“Tempo”) to replace the beverage manufacturer’s heavy fuel oil boilers at its plant in Netanya, Israel, with Brenmiller’s bGen™ ZERO thermal energy storage system. Tempo, partially owned by Heineken International B.V., is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi.

Brenmiller’s bGen ZERO system that will be installed at the Tempo plant will produce sustainable process steam using solar photovoltaic (“PV”) energy and off-peak grid power when electricity rates are most affordable. Brenmiller estimates that using thermal energy storage in place of fossil fuel boilers will eliminate the use of approximately 2,000 tons of heavy fuel oil annually and mitigate over 6,200 tons of carbon emissions each year. The project is expected to be completed by the end of 2024.

“It is absolutely critical that industrial manufacturers, like those that produce our favorite beverages, eliminate emissions from their processes. But decarbonization cannot come at the expense of a business’s bottom line,” said Avi Brenmiller, Chairman and CEO of Brenmiller Energy. “The bGen ZERO system and our flexible delivery method unlocks a new, more affordable pathway to decarbonization for Tempo. Together, we are setting a new standard for sustainable operations in the food and beverage manufacturing industry.”

“Steam is crucial to power our beverage manufacturing processes, and also one of the main factors contributing to our local carbon footprint,” said Daniel Bar, CEO of Tempo. “We’re taking a big step towards implementing our decarbonization goals with Brenmiller’s novel thermal energy storage technology.”

The project is entitled to a grant of approximately $595,000 from the Israeli Ministry of Environmental Protection, as announced earlier this year.

Brenmiller’s TES technology addresses growing industrial market demand for sustainable heat. The bGen ZERO boasts 99% charging efficiency and 97% cycle efficiency when turning power into heat and offers a mature, scalable, and cost-effective way to electrify industrial process power and enable 24/7 renewable management.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: Brenmiller’s estimates that Tempo’s energy cost savings will reach $7.5 million over 15 years; Brenmiller's estimates that using thermal energy storage in place of fossil fuel boilers at the Tempo plant will eliminate the use of approximately 2,000 tons of heavy fuel oil annually and mitigate over 6,200 tons of carbon emissions each year; the project is expected to be completed by the end of 2024; the bGen ZERO system delivery method will unlock a new, more affordable pathway to decarbonization for Tempo, which will set a new standard for sustainable operations in the food and beverage manufacturing industry. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com